Filed by Great Elm Capital Corp.
pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Full Circle Capital Corporation
Commission File No. 814-00809

FULL CIRCLE CAPITAL CORPORATION TO MERGE

- Transaction More Than Doubles Assets Under Management -

- Combined Company to be Named Great Elm Capital Corp. -

- New Investment Management Agreement with Great Elm Capital Management -

GREENWICH, CONNECTICUT — June 24, 2016 — Full Circle Capital Corporation (“Full Circle”, NASDAQ: FULL) today announced that it has entered into a merger agreement with Great Elm Capital Corp., a company formed by Great Elm Capital Group, Inc. (“GEC”, formerly Unwired Planet, Inc.) (NASDAQ: GEC) and funds managed by MAST Capital Management, LLC (“MAST Capital”).  The transaction is the result of the previously announced review of strategic alternatives led by a special committee of Full Circle’s board of directors and has been unanimously approved by Full Circle’s board of directors.

The combined company, to be named Great Elm Capital Corp., will apply for listing on NASDAQ under the symbol “GECC”.  Great Elm Capital Corp. will elect to be regulated as a business development company (BDC) under the Investment Company Act of 1940 and expects to be treated as a “regulated investment company” for federal income tax purposes.  Full Circle stockholders are expected to own approximately 38% of the combined Great Elm Capital Corp., based on a pro-forma net asset value in excess of $190 million as of March 31, 2016.

Full Circle will:

•                  Be valued for purposes of the merger at 100% of its net asset value of approximately $81 million as of March 31, 2016, prior to taking into account transaction costs and the special cash distribution described below;

•      Immediately prior to the completion of the merger, declare a special cash distribution to Full Circle stockholders of approximately $0.22 per share, aggregating to $5 million, or 6% of Full Circle’s March 31, 2016 net asset value.

Upon completion of the merger, highlights of the combined company will include:

•                  Over $55 million of investable cash (net of transaction costs) and over $165 million of debt instruments in its portfolio, after the contribution of $30 million in cash by Great Elm Capital Group, Inc., and the contribution of an approximate $90 million portfolio (market value as of May 31, 2016) of debt instruments from funds managed by MAST Capital;

•                  An expected initial annualized base distribution rate of approximately 9% of its net asset value, subject to approval by Great Elm Capital Corp.’s Board of Directors;

•      The initiation of a $15 million stock repurchase program, subject to liquidity, credit facility and other considerations, triggered if shares trade below 90% of net asset value;

•      A new investment management agreement with Great Elm Capital Management, Inc. with a management fee of 1.50%, reduced from the 1.75% management fee currently paid by Full Circle, and 20% incentive fee above a 7% annualized hurdle rate, subject to a deferral mechanism if the total return on beginning net assets on a rolling three-year basis does not exceed the hurdle rate;

•                  The parent of Great Elm Capital Management, Inc. will own approximately 15% of the outstanding shares, on a pro-forma basis;

•                  Full Circle’s outstanding senior notes will be assumed by Great Elm Capital Corp.

“Great Elm Capital Corp. will be a differentiated BDC that seeks to generate attractive risk-adjusted returns through our team’s knowledge and experience in deep value credit investing and focus on the preservation of capital,” said Peter A. Reed, a partner at MAST Capital who will become Chief Executive Officer of the combined company. “In MAST Capital’s 14-year history, we have used this highly rigorous approach to identify attractive, risk-adjusted opportunities with identifiable catalysts for capital appreciation. We believe this is a particularly opportune time to identify value investments in the credit markets and are excited to have the opportunity to employ our strategy for Great Elm Capital Corp.’s stockholders.”

The combined company will concentrate its portfolio in fixed income instruments of middle market companies by focusing on the high yield market to take advantage of market dislocation, special situations and event-driven opportunities.  Great Elm Capital Corp. will be externally managed by Great Elm Capital Management, Inc., a joint venture led by MAST Capital’s experienced investment team. The joint venture is expected to continue MAST Capital’s research-driven approach to investing across the capital structures of middle market companies to generate sustainable recurring net investment income for distribution and capital appreciation.

The exact exchange ratio in the merger will be determined by the net asset value of the parties at the end of the month prior to the distribution of the proxy statement to Full Circle’s stockholders to vote on the merger.  In addition to approval by Full Circle’s stockholders and payment of the special distribution, the closing of the merger is subject to customary conditions.  The parties currently expect the transaction to be completed in the second half of calendar 2016.

“After a comprehensive review process, we and our Board are fully supportive of this proposed merger,” said Gregg J. Felton, Chief Executive Officer of Full Circle. “This transformational transaction enhances Full Circle significantly, as it more than doubles our current asset base, provides economies of scale, grows our net investment income stream and places our assets under the management of experienced middle-market credit investors. The combined company’s strategy has been deployed for many years in MAST Capital’s private funds, and the merger will allow our investors to realize identifiable value, while once again receiving distributions with the opportunity to realize additional growth over the long-term.”

Investor Presentation

Full Circle will host a conference call and webcast this morning beginning at 8:00 a.m. Eastern Time related to the contents of this release.  Full Circle and Great Elm Capital Corp. have prepared a presentation regarding the transaction that may be downloaded at ir.fccapital.com.

Those participating via telephone should dial 888-364-3104 no later than 10 minutes prior to the call.  A replay of the call will be available at ir.fccapital.com as soon as practicable after the completion of the call through the end of business on July 1, 2016.  An audio replay will also be available until July 1, 2016, by dialing 1-877-870-5176 (toll-free) or 1-858-384-5517 (international), PIN: 3748980.

Transaction Advisors

Houlihan Lokey served as exclusive financial advisor to the special committee of Full Circle’s board of directors.  Clifford Chance US LLP advised the special committee, and Sutherland Asbill & Brennan LLP is counsel to Full Circle.

Skadden, Arps, Slate, Meagher & Flom LLP, Schulte Roth & Zabel LLP and Akin Gump Strauss Hauer & Feld LLP are legal advisors for the acquisition group.

About Full Circle Capital Corporation

Full Circle Capital Corporation (www.fccapital.com) is a closed-end investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940.  Full Circle lends to and invests in senior secured loans and, to a lesser extent, mezzanine loans and equity securities issued by lower middle-market companies that operate in a diverse range of industries.  Full Circle’s investment objective is to generate both current income and capital appreciation through debt and equity investments.  For additional information visit Full Circle’s website www.fccapital.com.

About MAST Capital Management

Founded in 2002, MAST Capital Management, LLC is an SEC-registered investment adviser that specializes in event-driven and credit investments, focusing predominantly on middle market opportunities.  Currently, MAST manages and sub-advises approximately $1.0 billion for sophisticated institutional and family office investors globally.  The Boston-based firm is employee-owned with a minority stake held by Dyal Capital Partners, a subsidiary of Neuberger Berman.

About Great Elm Capital Group, Inc.

Great Elm Capital Group, Inc. (formerly known as Unwired Planet, Inc.) is building a middle-market focused alternative asset management platform.  GEC entered into an agreement to divest its legacy patent business that is currently expected to close before the transaction.

Important Information for Investors and Stockholders

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the transactions referred to in this material, Great Elm Capital Corp. (“GECC”) expects to file a registration statement on Form N-14 with the Securities and Exchange Commission (“SEC”) containing a preliminary proxy statement of Full Circle that also constitutes a preliminary prospectus of GECC. After the registration statement is declared effective, Full Circle will mail a definitive proxy statement-prospectus to stockholders of Full Circle.  This material is not a substitute for the proxy statement/prospectus or registration statement to which it pertains or for any other document that GECC or Full Circle may file with the SEC and send to Full Circle’s stockholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT-PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by GECC or Full Circle through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Full Circle will be available free of charge on Full Circle’s website at ir.fccapital.com or by contacting Full Circle at 203-900-2100.

Full Circle, MAST Capital and GEC and their respective directors and their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of Full Circle is contained in its proxy statement for its 2016 annual meeting of stockholders, which was filed with the SEC on October 28, 2015 and in its Annual Report on Form 10-K for the fiscal year ended June 30, 2015. Information about the directors and executive officers of GEC is contained its proxy statement which was filed with the SEC on April 21, 2016. Information about the members, managers, officers and employees of MAST Capital that may be engaged in the solicitations will be contained in the proxy statement for a special meeting of Full Circle stockholders. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement, prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed merger and the business of the combined company including statements regarding the expected timetable for completing the merger, benefits of the transaction, statements regarding the combined company, its investment plans, policies and expected results and any other statements regarding Full Circle’s, MAST Capital’s, GEC’s and the combined company’s expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements within the meaning of the federal securities laws. These statements are often, but not always, made through the use of words or phrases such as “believe,” “expect,” “anticipate,” “should,” “planned,” “will,” “may,” “intend,” “estimated,” “aim,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “seek,” “would,” “could”, “potential,” “continue,” “ongoing,” “upside,” “increases,” and “potential,” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the timing to consummate the proposed transactions; the risk that a condition to closing the proposed transactions may not be satisfied; the failure to receive, on a timely basis or otherwise, the required approvals by Full Circle and Full Circle’s stockholders, governmental or regulatory agencies and third parties; the combined company’s ability to achieve the synergies, recurring net investment income and value creation contemplated by the proposed transactions; uncertainty as to whether the combined company will be able to perform as well as funds managed by MAST Capital; uncertainty as to the integration, prospects, distributions and investment performance of the combined company; the ability of each company to retain its senior executives and maintain relationships with business partners pending consummation of the merger; the impact of legislative, regulatory and competitive changes; and the diversion of management time on transaction-related issues. There can be no assurance that the merger will in fact be consummated. Additional information concerning these and other factors can be found in GECC’s registration statement and proxy/prospectus (when filed) as well as in Full Circle’s and GEC’s respective filings with the SEC, including GEC’s (filed as Unwired Planet’s) April 2016 proxy statement. Each of Full Circle, MAST Capital, GEC and GECC assume no obligation to, and expressly disclaim any duty to, update any forward-looking statements contained in this document or to conform prior statements to actual results or revised expectations except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Full Circle Company Contact:	Full Circle IR Contacts:
Gregg J. Felton, President and Chief Executive Officer	Garrett Edson/Brad Cohen
Michael J. Sell, Chief Financial Officer, Treasurer and Secretary	ICR, LLC
Full Circle Capital Corporation	(203) 682-8200
(203) 900-2100
info@fccapital.com

MAST Capital/Great Elm Capital Group, Inc. Contact:
Meaghan K. Mahoney, Partner
MAST Capital Management, LLC
(617) 375-3000
investorrelations@mastcapllc.com